Columbia Futures Fund
December 31, 1996
Annual Report

                                                               LOGO  DEAN WITTER

DEAN WITTER
Two World Trade Center 62nd Floor
New York, NY 10048
Telephone (212) 392-8899

COLUMBIA FUTURES FUND
ANNUAL REPORT
1996

Dear Limited Partner:

This marks the fourteenth annual report for the Columbia Futures Fund (the "Fund"). This is the twelfth report filed by Demeter Management Corporation, the Fund's General Partner since February 1985. The Fund began the year trading at a Net Asset Value per Unit of $1,938.89 and increased by 19.1% to $2,309.06 on December 31, 1996. Since its inception in 1983, the Fund has increased by 135.6% (a compound annualized return of 6.6%).

During January, the Fund posted gains in currencies from short positions in most major world currencies versus the U.S. dollar. Additional gains were recorded from long global interest rate and stock index futures positions. The Fund experienced difficult performance during February due primarily to several sharp reversals higher in the value of the Japanese yen and most major European currencies versus the U.S. dollar. Smaller losses were recorded from choppy price movement in energy futures and soft commodities. During March, profits were recorded as a result of gains experienced from long Australian dollar positions. Smaller currency gains were recorded from short positions in the Japanese yen. Additional gains were recorded from long crude oil futures positions as energy prices moved higher.

In April, the Fund recorded gains primarily from short Swiss franc and German mark positions as the value of these currencies moved lower versus the U.S. dollar. Additional gains were recorded from long agricultural and energy futures positions. During May, the Fund recorded losses as a portion of April's gains was given back due to a sudden downward move in oil prices. Smaller losses were recorded from trendless price movement in non-U.S. financial futures. The Fund recorded gains during June due primarily to short positions in metals as prices declined during the month. Additional gains were recorded in currencies from short Japanese yen positions as the value of the yen moved lower.

During July, the Fund recorded losses primarily from short Japanese yen positions as its value increased sharply relative to the U.S. dollar. Smaller losses were recorded from transactions involving the Swiss franc, as well as from choppy price movement in agricultural futures. During August, losses were recorded primarily from short Australian dollar positions as its value moved sharply higher versus other world currencies. Smaller losses were recorded from a reversal higher in coffee and cotton futures prices. In September, the Fund profited primarily from long crude oil futures positions as oil prices trended higher. Additional gains were recorded from short corn futures positions, as well as from a strong upward move in global bond futures prices.

Strong profits were recorded during October and November primarily from long positions in global bond futures as prices continued to trend higher. Additional gains were recorded in currencies from long British pound positions as its value moved higher relative to other world currencies. Smaller currency gains during this period were recorded from short Japanese yen and Swiss franc positions. During December, the Fund experienced small gains primarily from long crude oil futures positions as prices finished the month higher. Additional gains were recorded from short corn and soybean futures positions. A majority of these gains were offset by losses recorded in global interest rate futures as the previous upward price trend reversed sharply lower. Losses in this sector were relatively small compared to previous months' profits as long positions in these markets (U.S., European and Japanese bond futures) had been reduced earlier in December.

Overall, the Fund experienced strong profits during 1996 as the diversified trading programs of the Fund's sole Trading Advisor, John W. Henry & Company, Inc. ("JWH"), took advantage of price trends in financial futures, currencies and energies in the last four months of the year and limited losses during periods of non-trending and sharply reversing price movement in global futures and commodities. These diversified programs have benefited the Fund since JWH took over as sole Trading Advisor in 1988 and we believe they will continue to do so, given the opportunity for trending market conditions.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048 or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

    Sincerely,

    /s/Mark J. Hawley
    Mark J. Hawley
    President
    Demeter Management Corporation
    General Partner

COLUMBIA FUTURES FUND
INDEPENDENT AUDITORS' REPORT

The Limited Partners and the General Partner:

We have audited the accompanying statements of financial condition of Columbia Futures Fund (the "Partnership") as of December 31, 1996 and 1995 and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Columbia Futures Fund as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
February 17, 1997
New York, New York

COLUMBIA FUTURES FUND
STATEMENTS OF FINANCIAL CONDITION

                                                             DECEMBER 31,
                                                          -------------------
                                                            1996      1995
                                                          --------- ---------
                                                              $         $
                                   ASSETS
Equity in Commodity futures trading accounts:
 Cash                                                     8,233,513 7,028,474
 Net unrealized gain on open
   contracts                                                365,976   836,228
                                                          --------- ---------
 Total Trading Equity                                     8,599,489 7,864,702
Interest receivable (DWR)                                    28,574    27,436
                                                          --------- ---------
 Total Assets                                             8,628,063 7,892,138
                                                          ========= =========
                      LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
 Incentive fee payable                                      150,103       --
 Administrative expenses payable                             67,548    96,611
 Accrued management fee                                      28,381    25,825
 Redemptions payable                                         23,091    59,640
 Accrued brokerage commissions (DWR)                         16,631    20,693
 Accrued transaction fees and costs                           1,324     1,699
                                                          --------- ---------
 Total Liabilities                                          287,078   204,468
                                                          --------- ---------
PARTNERS' CAPITAL
 Limited Partners (3,512.282 and 3,864.982 Units, respec-
   tively)                                                8,110,079 7,493,781
 General Partner (100 Units)                                230,906   193,889
                                                          --------- ---------
 Total Partners' Capital                                  8,340,985 7,687,670
                                                          --------- ---------
 Total Liabilities and Partners'
   Capital                                                8,628,063 7,892,138
                                                          ========= =========
NET ASSET VALUE PER UNIT                                   2,309.06  1,938.89
                                                          ========= =========

   The accompanying notes are an integral part of these financial statements.

COLUMBIA FUTURES FUND
STATEMENTS OF OPERATIONS

                                      FOR THE YEARS
                                          ENDED
                                       DECEMBER 31,
                               ------------------------------
                                 1996       1995       1994
                               ---------  ---------  --------
                                   $          $         $
REVENUES
Trading Profit (Loss):
 Realized                      2,453,483  2,608,057   442,848
 Net change in unrealized       (470,252)  (197,683) (215,114)
                               ---------  ---------  --------
 Total Trading Results         1,983,231  2,410,374   227,734
Interest income (DWR)            312,258    346,311   255,080
                               ---------  ---------  --------
 Total Revenues                2,295,489  2,756,685   482,814
                               ---------  ---------  --------
EXPENSES
Brokerage commissions (DWR)      397,597    361,179   416,667
Management fee                   302,169    306,556   293,249
Incentive fee                    150,977    115,561    78,504
Administrative expenses           72,000    129,000    66,000
Transaction fees and costs        31,808     29,130    33,146
                               ---------  ---------  --------
 Total Expenses                  954,551    941,426   887,566
                               ---------  ---------  --------
NET INCOME (LOSS)              1,340,938  1,815,259  (404,752)
                               =========  =========  ========
NET INCOME (LOSS) ALLOCATION:
Limited Partners               1,303,921  1,772,596  (407,149)
General Partner                   37,017     42,663     2,397
NET INCOME (LOSS) PER UNIT:
Limited Partners                  370.17     426.63    (92.18)
General Partner                   370.17     426.63    (92.18)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  UNITS OF
                                 PARTNERSHIP  LIMITED   GENERAL
                                  INTEREST   PARTNERS   PARTNER     TOTAL
                                 ----------- ---------  --------  ---------
                                                 $         $          $
Partners' Capital, December 31,
1993                              4,860.614  7,479,264   319,283  7,798,547
Net Income (Loss)                       --    (407,149)    2,397   (404,752)
Redemptions                        (509.549)  (643,394) (170,454)  (813,848)
                                  ---------  ---------  --------  ---------
Partners' Capital, December 31,
1994                              4,351.065  6,428,721   151,226  6,579,947
Net Income                              --   1,772,596    42,663  1,815,259
Redemptions                        (386.083)  (707,536)      --    (707,536)
                                  ---------  ---------  --------  ---------
Partners' Capital, December 31,
1995                              3,964.982  7,493,781   193,889  7,687,670
Net Income                              --   1,303,921    37,017  1,340,938
Redemptions                        (352.700)  (687,623)      --    (687,623)
                                  ---------  ---------  --------  ---------
Partners' Capital,
December 31, 1996                 3,612.282  8,110,079   230,906  8,340,985
                                  =========  =========  ========  =========

   The accompanying notes are an integral part of these financial statements.

COLUMBIA FUTURES FUND
STATEMENTS OF CASH FLOWS

                                                     FOR THE YEARS
                                                         ENDED
                                                      DECEMBER 31,
                                             --------------------------------
                                               1996       1995        1994
                                             ---------  ---------  ----------
                                                 $          $          $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                            1,340,938  1,815,259    (404,752)
Noncash item included in net income (loss):
 Net change in unrealized                      470,252    197,683     215,114
Increase in operating assets:
 Interest receivable (DWR)                      (1,138)      (650)    (10,578)
Increase (decrease) in
  operating liabilities:
 Incentive fee payable                         150,103        --      (58,253)
 Administrative expenses payable               (29,063)    89,859     (41,648)
 Accrued management fee                          2,556      3,675      (4,093)
 Accrued brokerage commissions (DWR)            (4,062)     1,393      (2,284)
 Accrued transaction fees and costs               (375)       335        (245)
                                             ---------  ---------  ----------
Net cash provided by (used for) operating
  activities                                 1,929,211  2,107,554    (306,739)
                                             ---------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in redemptions payable     (36,549)    (5,387)     48,894
Redemptions of units                          (687,623)  (707,536)   (813,848)
                                             ---------  ---------  ----------
Net cash used for financing activities        (724,172)  (712,923)   (764,954)
                                             ---------  ---------  ----------
Net increase (decrease) in cash              1,205,039  1,394,631  (1,071,693)
Balance at beginning of period               7,028,474  5,633,843   6,705,536
                                             ---------  ---------  ----------
Balance at end of period                     8,233,513  7,028,474   5,633,843
                                             =========  =========  ==========

   The accompanying notes are an integral part of these financial statements.

COLUMBIA FUTURES FUND
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION--Columbia Futures Fund (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

BASIS OF ACCOUNTING--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

REVENUE RECOGNITION--Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average equity at a rate equal to the average yield on 13-Week U.S. Treasury Bills issued during such month.

NET INCOME (LOSS) PER UNIT--Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

EQUITY IN COMMODITY FUTURES TRADING ACCOUNTS--The Partnership's asset "Equity in Commodity futures trading accounts" consists of cash on deposit at DWR to be used as margin for trading and the net asset or liability related to unrealized gains or losses on open contracts. The asset or liability related to the unrealized gains or losses on forward contracts is presented as a net amount because the Partnership has a master netting agreement with DWR.

BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS--Brokerage commissions are accrued at 80% of DWR's published non-member rates on a half-turn basis. Transaction fees and costs are accrued on a half-turn basis.

Through March 31, 1995, brokerage commissions were capped at 1% per month of the adjusted Net Assets allocated to each trading program employed by the Trading Manager.

From April 1, 1996 through August 31, 1996, the caps for brokerage commissions were reduced to 3/4 of 1%.

COLUMBIA FUTURES FUND
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


Effective September 1, 1996, brokerage commissions and transaction fees chargeable to the Partnership were capped at 13/20 of 1% per month of the Partnership's month-end Net Assets (as defined in the Limited Partnership Agreement).

OPERATING EXPENSES--The Partnership bears all operating expenses related to its trading activities. These include filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.

INCOME TAXES--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS--Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

REDEMPTIONS--Limited Partners may redeem their Units as of the end of any calendar month upon ten days advance notice by redemption form to Demeter.

DISSOLUTION OF THE PARTNERSHIP--The Partnership will terminate on December 31, 2002 regardless of its financial condition at such time, unless the term is extended in accordance with the Limited Partnership Agreement, upon a decline in Net Assets to less than $250,000, a decline in the Net Asset Value Per Unit to less than $343.22, or under certain other circumstances as defined in the Limited Partnership Agreement.

2. RELATED PARTY TRANSACTIONS

The Partnership pays brokerage commissions to DWR on trades executed on its behalf as described in Note 1. The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. For general administrative services performed for the Partnership, Demeter receives a monthly administration fee which equals $1.50 per limited partner outstanding. For the years ended December 31, 1996, 1995 and 1994 Demeter received $13,101, $14,483 and $15,888, respectively for such administrative services.

COLUMBIA FUTURES FUND
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


3. TRADING MANAGER

Demeter, on behalf of the Partnership, retains a commodity trading manager to make all trading decisions for the Partnership. Since January 22, 1988, John W. Henry & Company, Inc. ("JWH") has served as the sole trading manager.

Compensation to the trading manager consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE--The management fee is accrued daily at the rate of 1/3 of 1% per month of the Partnership's managed Net Assets at each month-end.

INCENTIVE FEE--At the end of each quarter or upon redemption of a Partnership Unit, an incentive fee is assessed each Unit equal to 15 percent of the excess of the Unit value, excluding interest earned during the period, over the Unit value at the time immediately following the last incentive payment. Such incentive fee is accrued in each month in which new appreciation occurs. In those months in which new appreciation is negative, previous accruals, if any, during each fiscal quarter will be reduced.

4. FINANCIAL INSTRUMENTS

The Partnership trades futures and forward contracts in interest rates, stock indices, commodities, currencies, petroleum, and precious metals. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the market value of these contracts, including interest rate volatility. At December 31, 1996 and 1995 open contracts were:

                         CONTRACT OR NOTIONAL AMOUNT
                         ----------------------------
                             1996           1995
                         ------------- --------------
                               $             $
EXCHANGE-TRADED CONTRACTS
Financial Futures:
 Commitments to Purchase     5,890,000      8,458,000
 Commitments to Sell         5,281,000            --
Commodity Futures:
 Commitments to Purchase     1,723,000     10,525,000
 Commitments to Sell         5,004,000      3,128,000
Foreign Futures:
 Commitments to Purchase     3,327,000      9,982,000
 Commitments to Sell         4,040,000        615,000
OFF-EXCHANGE-TRADED FORWARD
  CURRENCY CONTRACTS
 Commitments to Purchase     9,367,000      5,654,000
 Commitments to Sell         6,091,000     15,147,000

COLUMBIA FUTURES FUND
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


A portion of the amounts indicated as off-balance-sheet risk in forward currency contracts is due to offsetting forward commitments to purchase and to sell the same currency on the same date in the future. These commitments are economically offsetting, but are not offset in the forward market until the settlement date.

The net unrealized gain on open contracts is reported as a component of "Equity in Commodity futures trading accounts" on the Statements of Financial Condition and totaled $365,976 and $836,228 at December 31, 1996 and 1995, respectively.

Of the $365,976 net unrealized gain on open contracts at December 31, 1996, $381,231 related to exchange-traded futures contracts and $(15,255) related to off-exchange-traded forward currency contracts. Of the $836,228 net unrealized gain on open contracts at December 31, 1995, $858,691 related to exchange-traded futures contracts and $(22,463) related to off-exchange-traded forward currency contracts.

Exchange-traded futures contracts held by the Partnership at December 31, 1996 and 1995 mature through September 1997 and December 1996, respectively. Off-exchange-traded forward currency contracts held by the Partnership at December 31, 1996 and 1995 mature through March 1997 and January 1996, respectively. The contract amounts in the above table represent the Partnership's extent of involvement in the particular class of financial instrument, but not the credit risk associated with counterparty nonperformance. The credit risk associated with these instruments is limited to the amounts reflected in the Partnership's Statements of Financial Condition.

The Partnership also has credit risk because DWR acts as the futures commission merchant or the sole counterparty, with respect to most of the Partnership's assets. Exchange-traded futures contracts are marked to market on a daily basis, with variations in value settled on a daily basis. DWR, as the futures commission merchant for all of the Partnership's exchange-traded futures contracts, is required pursuant to regulations of the Commodity Futures Trading Commission to segregate from its own assets, and for the sole benefit of its commodity customers, all funds held by DWR with respect to exchange-traded futures contracts including an amount equal to the net unrealized gain on all open futures contracts, which funds totaled $8,614,744 and $7,887,165 at December 31, 1996 and 1995, respectively. With respect to the Partnership's off-exchange-traded forward currency contracts, there are no daily settlements of variations in value nor is there any requirement that

COLUMBIA FUTURES FUND
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

an amount equal to the net unrealized gain on open forward contracts be segregated. With respect to those off-exchange-traded forward currency contracts, the Partnership is at risk to the ability of DWR, the counterparty on all of such contracts, to perform.

For the years ended December 31, 1996 and 1995, the average fair value of financial instruments held for trading purposes was as follows:

                                                         1996
                                                ----------------------
                                                  ASSETS   LIABILITIES
                                                ---------- -----------
                                                    $           $
EXCHANGE-TRADED CONTRACTS:
 Financial Futures                               7,988,000  9,207,000
 Commodity Futures                               6,451,000  5,433,000
 Foreign Futures                                 8,788,000  3,870,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS  13,160,000 15,230,000

                                                        1995
                                                ---------------------
                                                 ASSETS   LIABILITIES
                                                --------- -----------
                                                    $          $
EXCHANGE-TRADED CONTRACTS:
 Financial Futures                              7,009,000  5,950,000
 Commodity Futures                              5,776,000  3,383,000
 Foreign Futures                                5,277,000  2,371,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS  7,829,000  9,743,000

5. LEGAL MATTERS

On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors (including
JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various

COLUMBIA FUTURES FUND
NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.

DEAN WITTER REYNOLDS INC.
Two World Trade Center
62nd Floor
New York, NY 10048


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